Form of Tax Opinion

________, 2024

USQ Core Real Estate Fund
235 Whitehorse Lane, Suite 200
Kennett Square, Pennsylvania 19348

PREDEX
4221 North 203rd Street, Suite 100
Elkhorn, Nebraska 68022

Re:
AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF JUNE 13, 2024 (THE “AGREEMENT”), AMONG USQ CORE REAL ESTATE FUND, A DELAWARE STATUTORY TRUST (THE “ACQUIRING FUND”), PREDEX, A DELWAWARE STATUTORY TRUST (THE “ACQUIRED FUND”), AND, SOLELY WITH RESPECT TO PARAGRAPH 6 THEREOF, UNION SQUARE CAPITAL PARTNERS, LLC (“ADVISER”)

Ladies and Gentlemen:

You have requested our opinion with respect to certain of the federal income tax consequences of a proposed transaction consisting of: (i) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for voting shares of beneficial interest of the Acquiring Fund ("Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund; and (iii) the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their shares of beneficial interest of the Acquired Fund ("Acquired Fund Shares") in complete liquidation and termination of the Acquired Fund, all upon the terms and conditions set forth in the Agreement (the "Reorganization").  In the Reorganization, the Acquiring Fund will acquire at least ninety percent of the fair market value of the Acquired Fund's net assets and at least seventy percent of the fair market value of the Acquired Fund's gross assets held immediately prior to the Reorganization. In the Reorganization, the holders of Class I Acquired Fund Shares will receive Class I Acquiring Fund Shares, and the holders of Class T Acquired Fund Shares and Class W Acquired Fund Shares will receive Class IS Acquiring Fund Shares. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the Combined Information Statement/Prospectus filed by the Acquiring Fund with the Securities and Exchange Commission in connection with the Reorganization (the "Information Statement"); (iii) certain representations concerning the Reorganization made to us by the Acquired Fund and the Acquiring Fund, respectively, in letters of even date herewith (the "Representation Letters"); (iv) all other documents, financial and other reports which we deemed relevant or appropriate; and (v) the Code,1 applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter.  For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letters are true and correct and that the conditions to the parties' obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder.  In rendering our opinion, we have relied on the representations and warranties in the Agreement and the representations in the Representation Letters.  To the extent that any of the representations or warranties in the Agreement or any of the representations in the Representation Letters are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion.  In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein.  We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein.  We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the documents.

Based upon the foregoing, and subject to the conditions and limitations set forth herein, it is our opinion for federal income tax purposes that, with respect to the Acquired Fund and the Acquiring Fund:

(a) The Acquiring Fund’s acquisition of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares and the Acquiring Fund’s assumption of the liabilities of the Acquired Fund, followed by the Acquired Fund’s distribution of the Acquiring Fund Shares pro rata to the Acquired Fund’s shareholders actually or constructively in exchange for their Acquired Fund Shares in complete liquidation of the Acquired Fund, should qualify as a “reorganization” as defined in Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each should be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(b) Under Section 1032(a) of the Code, no gain or loss should be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

(c) Under Section 361 of the Code, no gain or loss should be recognized by the Acquired Fund upon the transfer of the Acquired Fund’s assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund shareholders in exchange for their Acquired Fund Shares in complete liquidation of the Acquired Fund.

1 All references to the “Code” are to the Internal Revenue Code of 1986, as amended.

(d) Under Section 354(a)(1) of the Code, no gain or loss should be recognized by the Acquired Fund shareholders upon the exchange of their Acquired Fund Shares for the Acquiring Fund Shares in complete liquidation of the Acquired Fund pursuant to the Reorganization.

(e) Under Section 358(a)(1) of the Code, the aggregate adjusted tax basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization should be the same as the aggregate adjusted tax basis of the Acquired Fund Shares held by such shareholder immediately prior to the Reorganization.

(f) Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Acquired Fund shareholder in the Reorganization should include the period during which the Acquired Fund Shares exchanged therefor were held by such shareholder (provided the Acquired Fund Shares were held as capital assets on the date of the Reorganization).

(g) Under Section 362(b) of the Code, the adjusted tax basis of the Acquired Fund’s assets acquired by the Acquiring Fund should be the same as the adjusted tax basis of such assets to the Acquired Fund immediately prior to the Reorganization.

(h) Under Section 1223(2) of the Code, the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund should include the period during which those assets were held by the Acquired Fund (except where the Acquiring Fund’s investment activities may have the effect of reducing or eliminating an asset’s holding period).

(i) The Acquiring Fund should succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof.  Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the Service or the courts, and there is no guarantee that the Service will not assert positions contrary to the ones taken in this opinion.  We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

The opinion set forth above is not free from doubt.  In particular, among other requirements that must be satisfied for the Reorganization to qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, the Acquiring Fund must continue the historic business of the Acquired Fund (or, a significant historic line of business of the Acquired Fund, if the Acquired Fund has more than one line of business), or continue to use a significant portion of the Acquired Fund's historic business assets in a business (the so-called "continuity of business enterprise" requirement).  Although the Service has issued many private letter rulings2 upholding reorganization status for transactions involving regulated investment companies, the only published guidance from the Service on the application of the continuity of business enterprise requirement to regulated investment companies is Revenue Ruling 87-76, 1987-2 C.B. 84.  In that ruling, the Service held that the continuity of business enterprise requirement was not met in the case of the acquisition of the assets of a regulated investment company that invested in corporate stocks and bonds by another regulated investment company that invested in municipal bonds, because investing in corporate stocks and bonds was held not to be the same business as investing in municipal bonds (and because, based upon the facts of the Revenue Ruling, the acquiring fund would not continue to use a significant portion of the acquired fund's historic business assets).

However, we believe that the facts of the Reorganization are distinguishable from those of Revenue Ruling 87-76.  As disclosed in the Information Statement, the Acquired Fund and the Acquiring Fund have substantially similar primary investment objectives, principal investment strategies and fundamental investment policies, and it is not expected that there will be any significant portfolio transitioning in connection with the Reorganization. We also note that a significant portion of the Acquired Fund’s portfolio assets consists of investments that also are held by the Acquiring Fund.  Further, we note that, as has been represented to us by the Acquired Fund and the Acquiring Fund: (i) at all times from the date immediately prior to the date that the Reorganization was first considered by Acquired Fund management through the date of the Reorganization, at least thirty-three and one-third percent (33 1/3%) of the Acquired Fund’s portfolio assets will have met the investment objectives, strategies, policies, risks and restrictions of the Acquiring Fund that will be in effect at the time of the Reorganization; (ii) the Acquired Fund will not have altered its portfolio in connection with the Reorganization in order to meet the thirty-three and one-third percent (33 1/3%) threshold; and (iii) the Acquiring Fund has no plan or intention to change, any of its investment objectives, strategies, policies, risks or restrictions after the Reorganization. These facts support our conclusion that the continuity of business enterprise requirement should be met in the case of the Reorganization.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above.  No opinion may be implied or inferred beyond what is expressly stated in this letter.  We express no opinion with respect to any matter not specifically addressed by the foregoing opinions.  By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (i) whether either the Acquired Fund or the Acquiring Fund qualifies or will qualify as a regulated investment company; (ii) the federal income tax consequences of the payment of expenses of the Reorganization by Adviser except in relation to the qualification of the Reorganization as a “reorganization” under Section 368(a) of the Code; (iii) the effect of the Reorganization on the Acquired Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting (including under Section 1256 of the Code); (iv) the effect of the Reorganization on any shareholder of the Acquired Fund that is required to recognize unrealized gains or losses for federal income tax purposes under a mark-to-market system of accounting; (v) whether accrued market discount, if any, on any market discount bonds held by the Acquired Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization; (vi) whether any gain or loss will be required to be recognized with respect to any asset that constitutes stock in a passive foreign investment company (within the meaning of Section 1297(a) of the Code); (vii) whether any federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Acquired Fund shareholder that is a foreign person; and (viii) any state, local or foreign tax consequences of the Reorganization.

2 Pursuant to the Service’s ruling procedures, a private letter ruling generally may not be relied upon by any taxpayer other than the taxpayer to whom the private letter ruling is issued.

Our opinions are being rendered to Acquired Fund and Acquiring Fund and their respective Boards of Trustees, and may be relied upon only by Acquired Fund and Acquiring Fund and their respective Boards of Trustees and by the Acquired Fund Shareholders, it being understood that we are not thereby establishing any attorney-client relationship with any Acquired Fund Shareholder.  Acquired Fund, Acquiring Fund and the Acquired Fund Shareholders are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the use of our name and to any reference to our firm in the Information Statement.  In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Thompson Hine LLP